EXHIBIT 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 17, 2021

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the fourth quarter and the fiscal years ended December 31, 2020, 2019 and 2018, and our financial position as of December 31, 2020. You should read this MD&A together with our sets of audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2020, 2019 and 2018. Additional information regarding Shopify, including our 2020 annual information form and our annual report on Form 40-F for the year ended December 31, 2020, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking Statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as "aim", “may”, “will”, “could”, “expects”, "further", “intends”, “plans”, “anticipates”, “believes”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•our expectation that we may experience a decrease in gross merchandise volume ("GMV") as a result of lower consumer spending on goods, which decrease would be partially offset by more traditional businesses expanding or migrating online;
•the extent of the impact of the novel coronavirus ("COVID-19") on our business, financial performance, revenues, and results of operations;

•our expectation that the majority of Shopify employees will work remotely permanently ("digital-by-default");
•our plan to repurpose or reconfigure our remaining office space and potentially terminate additional leases or sublet other spaces;
•our exploration of new ways to accelerate checkout;
•our ability to make it easier for merchants to manage their storefronts via their mobile devices;
•the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;
•whether a merchant using Shopify will ever need to re-platform;
•the continued growth of our app developer, theme designer and partner ecosystem and the effect on the growth of our merchant base;
•the continued expansion of the number of channels for merchants to transact through;
•our plan to continue making investments to drive future growth;
•our expectation that we will continue to invest in, develop and scale Shopify Fulfillment Network to provide our merchants with fast and affordable fulfillment and our expectation that Shopify Fulfillment Network is well positioned to improve supply chain economics and delivery for merchants;
•our intention to accelerate the development of Shopify Fulfillment Network;
•our expectation that the gross margin percentage of merchant solutions will decline in the short term as we develop Shopify Fulfillment Network and 6 River Systems Inc. ("6RS");
•our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;
•our expectation that as a result of the continued growth of our merchant solutions offerings, our seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;
•the structure of our Shop Pay Installments "buy now pay later" product;
•our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar ("CAD") relative to the USD;
•our expectation that the cost of subscription solutions will increase and that our subscription solutions gross margin percentage will fluctuate modestly over time;
•our expectation that the cost of merchant solutions will increase in absolute dollars in future periods;
•our plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants, including adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness and our expectation that sales and marketing expenses will increase in absolute dollars but decline as a percentage of total revenues over time;
•our expectation that our research and development expenses will increase in absolute dollars as we continue to increase the functionality of our platform, but will eventually decline as a percentage of total revenues;
•our expectation that general and administrative expenses will increase on an absolute dollar basis, but may decrease as a percentage of our total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our expectation that transaction and loan losses related to Shopify Payments, Shop Pay Installments and Shopify Capital will increase on an absolute dollar basis over time;
•the change in fair value of certain investments which may fluctuate period to period;
•our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;
•our future obligation to purchase outstanding convertible senior notes (the "Notes") on the occurrence of a fundamental change;
•our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months, including any potential negative impacts to cash that may occur as a result of the impact from COVID-19;
•our future financing requirements and the availability of capital;
•the future value of our investment income, in particular as a result of changes in interest rates, fair value or due to observable changes in price or impairments;

•the fair market value of the Notes as a result of changes in interest rates or the price of our Class A subordinate voting shares;
•expected credit losses related to the impact of COVID-19;
•our expectations regarding contractual obligations and contingencies;
•the impact of inflation on our costs and operations;
•our accounting estimates, allowances, provisions, and assumptions made in the preparation of our financial statements; and
•our expectations regarding the impact of recently adopted accounting standards.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•our ability to increase the functionality of our platform;
•our ability to offer more sales channels that can connect to the platform;
•our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;
•our belief that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants;
•our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;
•our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants, including our ability to retain merchants that have moved from physical retail to ecommerce as a result of the COVID-19 pandemic;
•our ability to manage our growth effectively;
•our ability to protect our intellectual property rights;
•our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;
•our ability to develop new solutions to extend the functionality of our platform, provide a high level of merchant service and support;
•our ability to hire, retain and motivate qualified personnel and to manage our operations in a digital-by-default model;
•our belief that the near-term costs of reducing our leased footprint and transitioning our remaining spaces to their future intended purposes will yield longer-term benefits;
•our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;
•our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;
•our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;
•our belief that Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;
•our assumptions regarding the principal competitive factors in our markets;
•our ability to predict future commerce trends and technology;
•our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;
•our expectation that a portion of increased funding to Shopify Capital will go toward business continuity instead of growth activities;
•our expectation that Shopify Payments will continue to expand internationally;
•our expectation that Shopify Fulfillment Network will continue to scale and grow, and we will continue to invest to support this growth;

•our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and increasing revenues from both;
•our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our ability to retain key personnel;
•our ability to protect against currency, interest rate, concentration of credit and inflation risks;
•our assumptions as to our future expenses and financing requirements;
•our assumptions as to our critical accounting policies and estimates; and
•our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2020 and elsewhere in this MD&A, including but not limited to risks relating to:

•sustaining our rapid growth;
•managing our growth;
•our potential inability to compete successfully against current and future competitors;
•the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps;
•our history of losses and our potential inability to maintain profitability;
•a denial of service attack or security breach;
•our limited operating history in new and developing markets and new geographic regions;
•our ability to innovate;
•international sales and operations and the use of our platform in various countries;
•our current reliance on a single supplier to provide the technology we offer through Shopify Payments;
•our potential inability to hire, retain and motivate qualified personnel;
•our use of a single cloud-based platform to deliver our services;
•the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact of measures taken to contain the virus and the impact on the global economy and consumer spending and on our merchants' and partners' ecosystem;
•the reliance of our growth in part on the success of our strategic relationships with third parties;
•complex and changing laws and regulations worldwide;
•our dependence on the continued services and performance of our senior management and other key employees;
•our potential failure to effectively maintain, promote and enhance our brand;
•payments processed through Shopify Payments;
•serious errors or defects in our software or hardware or issues with our hardware supply chain;
•our potential inability to achieve or maintain data transmission capacity;
•activities of merchants or partners or the content of merchants' shops;
•evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;
•unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns;
•being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants;
•ineffective operations of our solutions when accessed through mobile devices;
•changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;
•acquisitions and investments;
•our ability to successfully scale, optimize and operate Shopify Fulfillment Network;
•Shopify Capital and offering financing to merchants;

•the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their buyers;
•our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;
•potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings;
•our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•our use of open source software;
•seasonal fluctuations;
•exchange rate fluctuations that may negatively affect our results of operations;
•our potential failure to maintain a consistently high level of customer service;
•our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;
•provisions of our financial instruments including the Notes;
•our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;
•our tax loss carryforwards;
•our pricing decisions for our solutions;
•ownership of our shares;
•our sensitivity to interest rate fluctuations; and
•our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

COVID-19
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health and well-being of our employees, partners, service providers, and communities. We have also accelerated products that we believe will best serve our merchants as they deal with the challenges of COVID-19.
Throughout 2020, we developed initiatives to support our merchants in this difficult time, including offering an extended 90-day free trial for all new standard plan sign-ups from March 21, 2020 through May 31, 2020; availability of gift card capabilities to merchants on all plans; local in-store or curbside pick up and delivery for POS merchants; an increased funding commitment of $200 million above the March 31, 2020 level for the remainder of 2020 for Shopify Capital; an expansion of Shopify Capital to the United Kingdom and Canada; and the launch of partnerships, to help bring thousands of small businesses online and help them adapt to a digital economy, with the Government of Canada through the "Go Digital Canada" program, the New York State Government through

‘Empire State Digital’, and the Victoria State Government in Australia through the ‘Small Business Adaptation Program’.
MRR growth accelerated in the year. This growth was largely driven by the continued global shift to ecommerce that was accelerated by the impact of COVID-19, along with our initiatives to support new merchants through an extended free trial period offered from March 21, 2020 to May 31, 2020 many of whom remained on the platform and converted to paying merchants.
During the year ended December 31, 2020, we observed sustained strong momentum in GMV, buoyed by restrictions related to COVID-19, as consumers looked for ways to purchase at a safe distance, utilizing ecommerce and benefiting from features such as curbside pickup and local delivery. GMV in the year ended December 31, 2020 grew by 96% compared to the year ended December 31, 2019. Going forward, we may experience a decrease in GMV as a result of lower consumer spending on goods, but also expect that any decrease would be at least partially offset by more traditional retail businesses expanding or migrating their operations online with our platform and services. The effect of COVID-19 on other aspects of our results of operations and financial performance in the long-term, such as revenues, remains uncertain and may only be reflected in future periods.
Demand for Shopify Capital was strong in 2020, with merchants receiving $794.4 million in funding across the U.S., the U.K. and Canada. This represents a 81% increase in funding over the year ended December 31, 2019. Merchants' access to capital is generally tougher as a result of COVID-19, which makes it even more important to continue lowering this barrier by making it quick and easy to access capital, so merchants can focus on growing their business. While we provisioned for higher credit losses in the year ended December 31, 2020, when compared to losses in the year ended December 31, 2019, they remain in line with historical loss ratios and expectations.
The effects of COVID-19 have led us to reimagine the way we work resulting in the decision to be a "digital-by-default" company. Shopify employees will continue to work remotely in 2021 and beyond 2021 Shopify will embrace this digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. We believe the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose, including use for team collaboration and events, will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening ourselves up to a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding. As a result of this decision, we have terminated certain lease agreements or sought to sublet space at certain office locations which resulted in an impairment charge of $31.6 million in the year ended December 31, 2020. We continue to assess the ongoing need for the remaining offices and may repurpose them to accommodate physical distancing measures, reconfigure them for use in a digital-by-default framework, or look to sublease or terminate the related leases in the future. We have accelerated depreciation of certain leasehold improvements and furniture, totaling $40.5 million, in order to reflect these expected changes which will be depreciated over the next two to three years.

Overview

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for buyers everywhere.

In an era where social media, cloud computing, mobile devices, and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than two-thirds of our merchants use two or more channels. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 20 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, discover new buyers and build customer relationships, source products, leverage analytics and reporting, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. With each new transaction processed, we grow our data proficiency. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.

Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure:

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, with features such as Shop Pay, and with our investments in additional touchpoints with their buyers, such as retail, shipping, fulfillment, and Shop, our all-in-one mobile shopping assistant app, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, a trend that accelerated in 2020 as the global COVID-19 pandemic necessitated physically distanced commerce, buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. Shopify has focused on enabling mobile commerce, and the Shopify platform includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers the ability to quickly and securely check out by using Shop Pay, Apple Pay, and Google Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants and with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality and designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. The Shopify Plus plan also appeals to larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 42,200 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the approximately 6,000 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2020, our platform facilitated GMV of $119.6 billion, representing an increase of 95.6% from the year ended December 31, 2019. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

Our business has experienced rapid growth. During the year ended December 31, 2020, our total revenue was $2,929.5 million, an increase of 85.6% versus the year ended December 31, 2019. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2020, subscription solutions revenues accounted for 31.0% of our total revenues (40.7% in the year ended December 31, 2019). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like Shopify Flow and Launchpad, for ecommerce automation, and dedicated account management where appropriate. Allbirds, Gymshark, Heinz, and Staples Canada are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our Point-of-Sale ("POS") Pro offering, the sale of themes, the sale of apps, and the registration of domain names. Subscription solutions revenues increased from $642.2 million in the year ended December 31, 2019 to $908.8 million in the year ended December 31, 2020, representing an increase of 41.5%. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe MRR is most closely correlated with the long-term value of our merchant relationships. As of December 31, 2020, MRR totaled $82.6 million, representing an increase of 53.3% relative to MRR at December 31, 2019. Over the past few years, subscription solutions revenue has been growing faster than MRR due to apps and platform fees increasing as a percentage of total subscription solutions. In the year ended December 31, 2020, MRR grew at a faster rate than subscription solutions revenues as the extended free trial resulted in lower subscription revenues during the trial period. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators". The number of merchants on our platform has grown from approximately 1,069,000 as at December 31, 2019 to approximately 1,749,000 as at December 31, 2020.
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2020, merchant solutions revenues accounted for 69.0% of total revenues (59.3% in the year ended December 31, 2019). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from other transaction services, referral fees, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Shipping, Shopify Fulfillment Network, the sale of POS hardware and collaborative warehouse fulfillment solutions. Shopify Capital is available for merchants in the United States, the United Kingdom and Canada. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $935.9 million in the year ended December 31, 2019 to $2,020.7 million in the year ended December 31, 2020, representing an increase of 115.9%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals, business sizes, and geographies and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.

Consistent with investing for the long-term, we announced in June 2019 that we expect to build and operate Shopify Fulfillment Network, a network of fulfillment centers across the United States, to help merchants deliver orders to buyers quickly and cost-effectively. Shopify Fulfillment Network aims to leverage our scale with machine learning, including demand forecasting, smart inventory allocation across warehouses and intelligent order routing to ultimately improve supply chain economics and delivery for merchants. We expect to continue to invest in and optimize this offering to further support our merchants.
On October 17, 2019, we completed the acquisition of 6RS, a company based in Waltham, Massachusetts, United States, that provides collaborative warehouse fulfillment solutions. By adding 6RS' cloud-based software and collaborative mobile robots, we gained a leadership team with experience in fulfillment; expanded our addressable market to include warehouse automation; and intend to accelerate the development of Shopify Fulfillment Network.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the years ended December 31, 2020 and 2019.

	Years ended December 31,
	2020	2019
	(in thousands)
Monthly Recurring Revenue	$82,611	$53,898
Gross Merchandise Volume	$119,577,147	$61,138,457

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. Subscription plans to both our platform as well as our POS Pro offering are included in this calculation. Merchants on free trials are excluded from this calculation through the duration of the free trial. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscription solutions revenue. We had $82.6 million of MRR as at December 31, 2020 compared to $53.9 million as at December 31, 2019. Our MRR growth rate increased in the year ended December 31, 2020, when compared to previous years. This increase was largely driven by the shift to ecommerce during the year, most notably as a result of COVID-19, and our initiatives to support new merchants through an extended free trial period offered from March 21, 2020 to May 31, 2020 many of whom remained on the platform and converted to paying merchants.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the years ended December 31, 2020 and 2019, we facilitated GMV of $119.6 billion and $61.1 billion, respectively. In the year ended December 31, 2020, we observed a significant increase in GMV largely driven by the shift to ecommerce during the year, most notably as a result of COVID-19. Going forward, we may experience a decrease in GMV as a result of lower consumer spending on goods, but also expect that any decrease would be at least partially offset by more traditional retail businesses expanding or migrating their operations online with our platform and services.

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, transaction fees, revenue-sharing agreements, Shopify Shipping, Shopify Capital, and Shopify Fulfillment Network, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. We expect to see our gross margin percentage for merchant solutions decline in the short term as we develop Shopify Fulfillment Network and 6RS. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance. In addition, the ongoing effect of the COVID-19 pandemic has accelerated the shift of purchase habits to ecommerce. This contributed to additional GMV during the last three quarters of 2020. Going forward, we may experience a decrease in GMV as a result of lower consumer spending on goods, although we expect that any decrease would at least be partially offset by more traditional retail businesses expanding or migrating their operations online with our platform and services.

Foreign Currency Fluctuations

While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD. As a result, our results of operations will be adversely impacted by an increase in the value of the CAD relative to the USD. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the "Risks and Uncertainties—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees for all plans, except Shopify Plus, are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. Shopify Plus plans are billed in arrears. For subscription fees that are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue over time on a ratable basis over the contractual term. These subscription fees are non-refundable. Revenues from variable platform fees are based on the merchants' volume of sales and recognized as revenue when we have a right to invoice. They are classified within subscription solutions because they represent a variable component of the merchants' subscription fee.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, referral fees from partners, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Shipping, Shopify Fulfillment Network, collaborative warehouse fulfillment solutions, the sale of POS hardware, and Shopify Email.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV sold through the platform. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed. Any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
We also generate merchant solutions revenues in the form of referral fees from partners to which we direct business and with which we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.
Advertising revenue is earned on the Shopify App Store as merchants click on the apps being advertised by our partners. We recognize advertising revenues when we are entitled to receive payment from the partner.
Shopify Capital, a merchant cash advance ("MCA") and loan program for eligible merchants, is offered in the United States, the United Kingdom and Canada to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables or making a loan to help ensure collectibility. Under Shopify Capital, we purchase a designated amount of future receivables at a discount or make a loan. The advance, or the loan, is forwarded to the merchant at the time the related agreement is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted.  For Shopify Capital MCA's, we apply a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For Shopify Capital loans, because there is a fixed maximum repayment term, we calculate an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as merchant solutions revenue and how much to apply against the merchant's receivable balance. We have mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure some of the MCA's and loans offered by Shopify Capital in the United States and Canada.
Shop Pay Installments, a "buy now pay later" product, enables merchants to sell their goods to buyers on an interest-free payment plan. Merchants will receive upfront payment for a sale, net of fees, without the worry associated with collecting future payments from the buyer. Revenues earned from Shop Pay Installments are recognized when a merchant makes a sale using this product, and is based on a percentage of the total order value. We earn and recognize a portion of the revenue from each merchant sale, with the majority of revenue earned and recognized by our third-party provider that bears the buyer underwriting and buyer credit risk associated with the product.
Shopify Shipping allows merchants to buy and print outbound and return shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. In the case of the former, we recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.
Shopify Fulfillment Network is a dedicated network of fulfillment centers in the United States and Canada. Revenues related to warehouse storage and outbound shipping are recognized over time, as merchants receive and consume the benefits obtained from these services. The revenues related to picking, packaging, and preparing orders for shipment are recognized once the services have been rendered.
We offer collaborative warehouse fulfillment solutions in which revenues related to offering cloud-based software and collaborative mobile robots are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.
In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.
Shopify Email, launched in 2019, is our native email marketing tool designed to enable merchants to create, run, and track email marketing campaigns from within the merchant admin, and help merchants to build direct relationships with buyers. Shopify Email was also made available free to all merchants from early April until October 1, 2020 to help merchants adapt during the COVID-19 pandemic and related restrictions. Revenue from Shopify Email is based on the merchants' volume of emails sent and recognized as revenue when we have a right to invoice.
For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure and hosting costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold.

Also included as cost of subscription solutions are domain registration fees.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of third-party infrastructure and hosting costs and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes amortization of acquired intangible assets relating mostly to the acquired 6RS technology. In addition, we incur costs associated with warehouse storage, outbound shipping, picking, packaging, and the preparation of orders for shipment as part of the Shopify Fulfillment Network offering; costs associated with 6RS for materials and third-party manufacturing for those fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues; and costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price and expenses associated with our use of a third-party fulfillment company, shipping and handling.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases, resulting in a growth in volumes processed. We also expect additional increases as we continue to expand Shopify Payments internationally and as we continue to invest in Shopify Fulfillment Network. We expect to see our gross margin percentage of merchant solutions decline in the short term as we develop and optimize Shopify Fulfillment Network and 6RS collaborative warehouse fulfillment solutions.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, costs associated with partner and developer conferences, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred, however, contract costs associated with Plus merchants are amortized over the expected life of their relative contract. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.
Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees and corporate overhead allocations. Research and development costs are generally expensed as incurred. We capitalize certain development costs incurred in connection with our internal use software as well as costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, administrative, human relations and IT personnel, impairment related to certain office leases we have ceased using, professional services fees, sales and use and other value added taxes, insurance, the provision for expected credit losses on uncollectible receivables, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Transaction and Loan Losses

Transaction and loan losses consist of expected and actual losses related to Shopify Payments, Shop Pay Installments and Shopify Capital. We are exposed to transaction losses on Shopify Payments and Shop Pay Installments due to chargebacks as a result of fraud or uncollectibility. We are exposed to transaction losses on merchant cash advances offered through Shopify Capital as a result of fraud or uncollectibility. We provide for loan losses whenever the amortized cost of loans exceeds their fair value. Transaction and loan losses are expected to increase in absolute dollars over time.

Other Income (Expenses)

Other income (expenses) consists primarily of unrealized gains on equity and other investments, transaction gains or losses on foreign currency, interest income, and interest expense related to the Notes. The Company has equity investments in private companies without readily determinable fair values that it carries at cost less impairments, with subsequent adjustments for observable changes, with the assets recorded on the balance sheet and any resulting unrealized gains (losses) recorded in other income. The results from these equity investments may fluctuate from period to period based on observable changes and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Subsequent to the year ended December 31, 2020, the Company's investment in Affirm Holdings, Inc. ("Affirm") has a fair value that is readily determinable as a result of its initial public offering on the Nasdaq on January 13, 2021 at $49.00 per share of Class A common stock. As such, the Company commenced accounting for this equity investment at fair value through earnings, with the change in fair value of this investment recorded in other income in each reporting period based on the closing share price at the end of the period.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2020, 2019, and 2018.

	Years ended December 31,
	2020	2019	2018
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$908,757	$642,241	$464,996
Merchant solutions	2,020,734	935,932	608,233
	2,929,491	1,578,173	1,073,229
Cost of revenues(1)(2):
Subscription solutions	193,532	128,155	100,990
Merchant solutions	1,194,439	584,375	375,972
	1,387,971	712,530	476,962
Gross profit	1,541,520	865,643	596,267
Operating expenses:
Sales and marketing(1)(2)	602,048	472,841	350,069
Research and development(1)(2)	552,127	355,015	230,674
General and administrative(1)	245,343	153,765	99,196
Transaction and loan losses	51,849	25,169	8,248
Total operating expenses	1,451,367	1,006,790	688,187
Income (loss) from operations	90,153	(141,147)	(91,920)
Other income, net	150,211	45,332	27,367
Income (loss) before income taxes	240,364	(95,815)	(64,553)
Recovery of (provision for) income taxes	79,145	(29,027)	—
Net income (loss)	$319,509	$(124,842)	$(64,553)

Net income (loss) per share attributable to shareholders:
Basic	$2.67	$(1.10)	$(0.61)
Diluted	$2.59	$(1.10)	$(0.61)
Shares used to compute net income (loss) per share attributable to shareholders:
Basic	119,569,705	113,026,424	105,671,839
Diluted	123,463,274	113,026,424	105,671,839
(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2020	2019	2018
	(in thousands)
Cost of revenues	$7,472	$4,090	$2,441
Sales and marketing	46,390	38,167	24,056
Research and development	188,249	104,645	59,575
General and administrative	52,195	29,861	17,690
	$294,306	$176,763	$103,762

(2) Includes amortization of acquired intangibles as follows:

	Years ended December 31,
	2020	2019	2018
	(in thousands)
Cost of revenues	$19,488	$9,624	$4,914
Sales and marketing	1,548	283	—
Research and development	233	232	—
	$21,269	$10,139	$4,914

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2020, 2019, and 2018.

	Years ended December 31,
	2020	2019	2018
Revenues:
Subscription solutions	31.0%	40.7%	43.3%
Merchant solutions	69.0%	59.3%	56.7%
	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	6.6%	8.1%	9.4%
Merchant solutions	40.8%	37.0%	35.0%
	47.4%	45.1%	44.4%
Gross profit	52.6%	54.9%	55.6%
Operating expenses:
Sales and marketing	20.6%	30.0%	32.6%
Research and development	18.8%	22.5%	21.5%
General and administrative	8.4%	9.7%	9.2%
Transaction and loan losses	1.8%	1.6%	0.8%
Total operating expenses	49.5%	63.8%	64.1%
Income (loss) from operations	3.1%	(8.9)%	(8.5)%
Other income, net	5.1%	2.9%	2.5%
Income (loss) before income taxes	8.2%	(6.0)%	(6.0)%
Recovery of (provision for) income taxes	2.7%	(1.9)%	0.0%
Net income (loss)	10.9%	(7.9)%	(6.0)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2020, 2019, and 2018, based on the location of our merchants.

	Years ended December 31,
	2020	2019	2018
	(in thousands)
Revenues:
North America
Canada	$192,721	$96,168	$70,774
United States	1,954,105	1,079,520	755,454
EMEA
United Kingdom	199,825	103,498	69,596
Other	254,444	121,063	72,731
APAC
Australia	122,007	68,571	47,937
Other	170,233	88,670	46,004
Latin America	36,156	20,683	10,733
Total Revenues	$2,929,491	$1,578,173	$1,073,229

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2020, 2019, and 2018, based on the location of our merchants.

	Years ended December 31,
	2020	2019	2018
Revenues:
North America
Canada	6.6%	6.1%	6.6%
United States	66.7%	68.4%	70.4%
EMEA
United Kingdom	6.8%	6.6%	6.5%
Other	8.7%	7.7%	6.7%
APAC
Australia	4.2%	4.3%	4.5%
Other	5.8%	5.6%	4.3%
Latin America	1.2%	1.3%	1.0%
Total Revenues	100.0%	100.0%	100.0%

Discussion of the Results of Operations for the years ended December 31, 2020, 2019, and 2018

Revenues

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$908,757	$642,241	$464,996	41.5%	38.1%
Merchant solutions	2,020,734	935,932	608,233	115.9%	53.9%
	$2,929,491	$1,578,173	$1,073,229	85.6%	47.0%
Percentage of revenues:
Subscription solutions	31.0%	40.7%	43.3%
Merchant solutions	69.0%	59.3%	56.7%
Total revenues	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $266.5 million, or 41.5%, for the year ended December 31, 2020 compared to the same period in 2019. Subscription solutions revenues increased $177.2 million, or 38.1%, for the year ended December 31, 2019 compared to the same period in 2018. The increase in both periods was primarily a result of growth in MRR driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $1,084.8 million, or 115.9%, for the year ended December 31, 2020 compared to the same period in 2019. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $835.2 million, or 121.2%, in 2020 compared to the same period in 2019. This increase was a result of consumers turning to ecommerce for more of their purchases due to the impacts of COVID-19, an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove $28.1 billion of additional GMV facilitated using Shopify Payments in 2020 compared to the same period in 2019, representing growth of 109.4% year over year. For the year ended December 31, 2020, the Shopify Payments penetration rate was 45.1%, resulting in GMV of $53.9 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 42.1%, resulting in GMV of $25.7 billion that was facilitated using Shopify Payments in the same period in 2019. As at December 31, 2020 Shopify Payments adoption among our merchants was as follows: Canada, 92%; Australia, 92%; United States, 90%; United Kingdom, 89%; Ireland, 87%; New Zealand, 85%; and other countries where Shopify Payments is available, 75%.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, Shopify Shipping, Shopify Capital and Shopify Fulfillment Network increased during the year ended December 31, 2020 compared to the same period in 2019, as a result of the increase in GMV facilitated through our platform.

Merchant solutions revenues increased $327.7 million, or 53.9%, for the year ended December 31, 2019 compared to the same period in 2018. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $239.6 million, or 53.3%. Additionally, revenue from transaction fees, referral fees from partners, Shopify Capital, and Shopify Shipping increased for the year ended December 31, 2019 compared to the same period in 2018.

Cost of Revenues

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$193,532	$128,155	$100,990	51.0%	26.9%
Cost of merchant solutions	1,194,439	584,375	375,972	104.4%	55.4%
Total cost of revenues	$1,387,971	$712,530	$476,962	94.8%	49.4%
Percentage of revenues:
Cost of subscription solutions	6.6%	8.1%	9.4%
Cost of merchant solutions	40.8%	37.0%	35.0%
	47.4%	45.1%	44.4%
Cost of Subscription Solutions
Cost of subscription solutions increased $65.4 million, or 51.0%, for the year ended December 31, 2020 compared to the same period in 2019. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: third-party infrastructure and hosting costs, payments to third-party theme developers, credit card fees for processing merchant billings, employee-related costs and payments to third-party partners for the registration of domain names. As a percentage of revenues, costs of subscription solutions decreased from 8.1% in 2019 to 6.6% in 2020 primarily due to a greater weighting of total revenue shifting towards merchant solutions along with a relative decrease in employee-related costs, credit card fees for processing merchant billings, and third-party infrastructure and hosting costs as a percentage of revenue in 2020.

Cost of subscription solutions increased $27.2 million, or 26.9%, for the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily due to higher third-party infrastructure and hosting costs, credit card fees for processing merchant billings and employee-related costs.

Cost of Merchant Solutions

Cost of merchant solutions increased $610.1 million, or 104.4%, for the year ended December 31, 2020 compared to the same period in 2019. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to an increase in costs associated with operating Shopify Fulfillment Network, amortization, largely related to the technology resulting from the 6RS acquisition, product costs associated with expanding our product offerings, credit card fees for processing merchant billings, costs associated with 6RS such as employee-related costs, materials and third-party manufacturing costs, cost of POS hardware units, and infrastructure and hosting costs. Cost of merchant solutions as a percentage of revenues increased from 37.0% in 2019 to 40.8% in 2020, mainly as a result of Shopify Payments representing a larger percentage of total revenue.

Cost of merchant solutions increased $208.4 million, or 55.4%, for the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing fees and interchange fees. The increase was also due in part to higher amortization, largely related to the technology resulting from the 6RS acquisition.

Gross Profit

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Gross profit	$1,541,520	$865,643	$596,267	78.1%	45.2%
Percentage of total revenues	52.6%	54.9%	55.6%

Gross profit increased $675.9 million, or 78.1%, for the year ended December 31, 2020 compared to the same period in 2019. As a percentage of total revenues, gross profit decreased from 54.9% in the year ended December 31, 2019 to 52.6% in the year ended December 31, 2020, due to Shopify Payments representing a larger percentage of total revenue, the costs associated with the continued development of Shopify Fulfillment Network, and amortization of technology related to the 6RS acquisition. This was partly offset by higher revenues from higher margin products such as referral fees from partners, Shopify Shipping, and Shopify Capital.

Gross profit increased $269.4 million, or 45.2%, for the year ended December 31, 2019 compared to the same period in 2018. As a percentage of total revenues, gross profit decreased from 55.6% in the year ended December 31, 2018 to 54.9% in the year ended December 31, 2019, due to Shopify Payments representing a larger percentage of total revenue and an increase in amortization of technology related to the 6RS acquisition as well as other platform enhancements. This was partly offset by lower third-party infrastructure and hosting costs and employee-related costs as a percentage of revenues as well as the relative growth of higher-margin merchant solutions products, namely Shopify Capital and referral fees from partners.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$602,048	$472,841	$350,069	27.3%	35.1%
Percentage of total revenues	20.6%	30.0%	32.6%

Sales and marketing expenses increased $129.2 million, or 27.3%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $66.1 million in expenditures on marketing programs to support the growth of our business, such as advertisements on search engines, display ads and social media, as well as payments to partners. These increases were slightly offset by lower spend on brand, Shopify Studios, and event sponsorship. Employee-related costs increased $56.5 million ($8.2 million of which related to stock-based compensation and related payroll taxes) to support the growth of the business. Computer hardware and software costs increased by $4.2 million, largely due to the growth in sales and marketing headcount. Facilities related costs increased by $2.4 million, including the impact of accelerating depreciation at certain offices.

Sales and marketing expenses increased $122.8 million, or 35.1%, for the year ended December 31, 2019 compared to the same period in 2018, primarily due to an increase of $70.4 million in expenditures on marketing programs. In addition to marketing costs, employee-related costs increased by $48.7 million and computer hardware and software costs increased by $3.7 million.

Research and Development

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Research and development	$552,127	$355,015	$230,674	55.5%	53.9%
Percentage of total revenues	18.8%	22.5%	21.5%

Research and development expenses increased $197.1 million, or 55.5%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $173.9 million in employee-related costs ($83.6 million of which related to stock-based compensation and related payroll taxes) and a $12.6 million increase in computer hardware and software costs, all as a result of growth in our research and development employee base and expanded development programs In addition, facilities related costs increased $9.1 million, including the impact of accelerating depreciation at certain offices, and professional services fees increased $1.5 million.

Research and development expenses increased $124.3 million, or 53.9%, for the year ended December 31, 2019 compared to the same period in 2018, due to an increase of $114.4 million in employee-related costs, an increase of $7.4 million in computer hardware and software costs, and a $2.5 million increase in professional services fees, all as a result of growth in our research and development employee base and expanded development programs.

General and Administrative

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
General and administrative	$245,343	$153,765	$99,196	59.6%	55.0%
Percentage of total revenues	8.4%	9.7%	9.2%

General and administrative expenses increased $91.6 million, or 59.6%, for the year ended December 31, 2020 compared to the same period in 2019, due largely to an increase of $43.7 million in employee-related costs ($22.3 million of which related to stock-based compensation and related payroll taxes). The increase is also due to an impairment of $31.6 million relating to certain office spaces we have ceased using, for which the leases have been or will be terminated or sublet, as we move from a primarily physical office-centric work model to a primarily digital work-from-home-centric work model. $16.8 million of the impairment related to our leasehold improvements and $14.8 million of the impairment related to our right-of-use assets. In addition, the increase in general and administrative expense is due to a $14.5 million increase in finance costs, which includes insurance, sustainability spend, corporate donations, sales and use and other value added taxes, and the provision for expected credit losses on uncollectible receivables, a $4.9 million increase in computer and software costs, a $3.0 million increase in facilities related costs, including the impact of accelerating depreciation at certain offices, and a $2.0 million increase in professional services for legal and financial services. These increases are slightly offset by a $8.1 million decrease relating to an estimated net liability for non-recurring HST payable to the Government of Canada that was recognized in 2019.

General and administrative expenses increased $54.6 million, or 55.0%, for the year ended December 31, 2019 compared to the same period in 2018, due to an increase of $28.7 million in employee-related costs, a $15.6 million increase in finance costs, which include an estimated net liability for non-recurring HST payable to the Government of Canada, sales and use and other value added taxes, insurance, and bank fees, a $6.9 million increase in professional services fees for legal and tax services, a $1.8 million increase in computer and software costs, and a $1.6 million increase in general bad debt.

Transaction and Loan Losses

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Transaction and loan losses	$51,849	$25,169	$8,248	106.0%	205.2%
Percentage of total revenues	1.8%	1.6%	0.8%
Transaction and loan losses increased $26.7 million, or 106.0%, for the year ended December 31, 2020 compared to the same period in 2019, due to an increase of $18.8 million in losses related to Shopify Payments, which is correlated to increased GMV processed through Shopify Payments, as well as a relative increase in the provision for losses related to the potential impact from COVID-19, and a $7.9 million increase in losses related to Shopify Capital driven by an expansion of our Capital offerings and programs, along with a relative increase in the provision for expected credit losses related to the potential impact from COVID-19.

Transaction and loan losses increased $16.9 million, or 205.2%, for the year ended December 31, 2019 compared to the same period in 2018, due to an increase of $9.0 million in losses related to Shopify Payments driven by increased GMV processed through Shopify Payments, and a $7.9 million increase in losses related to Shopify Capital driven by an expansion of our Capital offerings and programs.

Other Income (Expenses)

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Other income, net	$150,211	$45,332	$27,367	*	*
*    Not a meaningful comparison

In the year ended December 31, 2020 we had other income of $150.2 million compared to other income of $45.3 million in the same period in 2019, an increase of $104.9 million. The increase was driven mainly by an unrealized gain on equity and other investments of $135.2 million related to investments in private companies, most notably our investment in Affirm received in connection with our strategic partnership. In addition, the increase was due to a change in the foreign exchange loss of $2.9 million in 2019 to a foreign exchange gain of $0.7 million in 2020, resulting in an increase in other income of $3.5 million. These increases were offset by a decrease in interest income of $24.7 million, primarily as a result of lower interest rates, and a $9.1 million increase in interest expense related to the Notes.

Other income increased by $18.0 million in the year ended December 31, 2019 compared to the same period in 2018. The increase was driven primarily by an increase in interest income from investments of $18.7 million. The remaining difference is from foreign exchange losses.

Recovery of (Provision for) Income Taxes

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except percentages)
Recovery of (provision for) income taxes	$79,145	$(29,027)	$—	*	*
*    Not a meaningful comparison

In the third quarter of 2019, we formally established our EMEA headquarters in Ireland and our Asia-Pacific headquarters in Singapore. As a result of these actions, we transferred regional relationship and territory rights from our Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the current developed technology within Canada. These transfers reflect the growing proportion of our business occurring internationally and resulted in a one-time capital gain.

As a result of the application of our tax rates on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, unrealized gains on equity and other investments, and considering our ability to carry-back losses to prior years in Canada along with the recognition of deferred tax assets in the United States, Ireland and Singapore, we had a recovery of income taxes of $79.1 million in the year ended December 31, 2020, compared to a provision for income taxes of $29.0 million in the same period in 2019.

Profit (Loss)

	Years ended December 31,			2020 vs 2019	2019 vs 2018
	2020	2019	2018	% Change	% Change
	(in thousands, except share and per share data)
Net income (loss)	$319,509	$(124,842)	$(64,553)	*	*

Net income (loss) per share attributable to shareholders:
Basic	$2.67	$(1.10)	$(0.61)	*	*
Diluted	$2.59	$(1.10)	$(0.61)	*	*
Shares used to compute net income (loss) per share attributable to shareholders:
Basic	119,569,705	113,026,424	105,671,839	*	*
Diluted	123,463,274	113,026,424	105,671,839	*	*
*    Not a meaningful comparison

For the year ended December 31, 2020, basic and diluted net income per share attributable to shareholders was $2.67 and $2.59, respectively, when compared to basic and diluted net loss per share attributable to shareholders of $(1.10) in the same period in 2019. The increase is largely due to the global shift to ecommerce during the year, most notably as a result of COVID-19, resulting in a significant growth in revenue. In addition, the recovery of income taxes in the year had a positive impact on basic and diluted net income per share. This growth was slightly offset by our continued investments, which aim to increase our revenue base, improve the retention of this base, and strengthen our ability to increase sales to our merchants in order to drive future growth. Basic and diluted net loss per share attributable to shareholders for the year ended December 31, 2019 increased $(0.49) compared to the same period in 2018.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2020 and 2019.

	Three months ended December 31,
	2020	2019
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$279,440	$183,166
Merchant solutions	698,304	321,994
	977,744	505,160
Cost of revenues(1)(2):
Subscription solutions	59,250	37,369
Merchant solutions	414,106	203,900
	473,356	241,269
Gross profit	504,388	263,891
Operating expenses:
Sales and marketing(1)(2)	154,728	132,063
Research and development(1)(2)	159,077	102,753
General and administrative(1)	65,395	50,518
Transaction and loan losses	12,647	8,636
Total operating expenses	391,847	293,970
Income (loss) from operations	112,541	(30,079)
Other (expenses) income, net	(2,788)	11,539
Income (loss) before income taxes	109,753	(18,540)
Recovery of income taxes	14,119	19,311
Net income	$123,872	$771

Net income per share attributable to shareholders:
Basic	$1.01	$0.01
Diluted	$0.99	$0.01
Shares used to compute net income per share attributable to shareholders:
Basic	122,181,067	116,027,240
Diluted	125,454,919	116,027,240

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2020	2019
	(in thousands)
Cost of revenues	$1,705	$1,209
Sales and marketing	10,044	11,319
Research and development	54,262	32,361
General and administrative	16,480	8,533
	$82,491	$53,422

(2) Includes amortization of acquired intangibles as follows:

	Three months ended December 31,
	2020	2019
	(in thousands)
Cost of revenues	$4,532	$4,820
Sales and marketing	384	283
Research and development	59	58
	$4,975	$5,161

Revenues

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$279,440	$183,166	52.6%
Merchant solutions	698,304	321,994	116.9%
Total revenues	$977,744	$505,160	93.6%
Percentage of revenues:
Subscription solutions	28.6%	36.3%
Merchant solutions	71.4%	63.7%
	100.0%	100.0%
Subscription Solutions

Subscription solutions revenues increased $96.3 million, or 52.6%, for the three months ended December 31, 2020 compared to the same period in 2019. The period-over-period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $376.3 million, or 116.9%, for the three months ended December 31, 2020 compared to the same period in 2019. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended December 31, 2020 compared to the same period in 2019. This increase was a result of consumers turning to ecommerce for more of their purchases due to the impacts of COVID-19, an increase in number of merchants using our platform, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration rate, which was 46.5%, resulting in GMV of $19.1 billion that was facilitated using Shopify Payments for the three months ended December 31, 2020. This compares to a penetration rate of 42.9% resulting in GMV of $8.9 billion that was facilitated using Shopify Payments in the same period in 2019.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, Shopify Shipping, Shopify Capital and Shopify Fulfillment Network increased during the three months ended December 31, 2020 compared to the same periods in 2019, as a result of the increase in GMV facilitated through our platform compared to the same periods in 2019.

Cost of Revenues

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$59,250	$37,369	58.6%
Cost of merchant solutions	414,106	203,900	103.1%
Total cost of revenues	$473,356	$241,269	96.2%
Percentage of revenues:
Cost of subscription solutions	6.1%	7.4%
Cost of merchant solutions	42.4%	40.4%
	48.4%	47.8%
Cost of Subscription Solutions
Cost of subscription solutions increased $21.9 million, or 58.6%, for the three months ended December 31, 2020 compared to the same period in 2019. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: infrastructure and hosting costs, credit card fees for processing merchant billings, payments to third-party theme developers, and payments to third-party partners for the registration of domain names. As a percentage of revenues, cost of subscription solutions decreased from 7.4% in the three months ended December 31, 2019 to 6.1% in the three months ended December 31, 2020 due to subscription solutions representing a smaller percentage of our total revenues as higher GMV generated on the platform shifted the weighting of revenues towards merchant solutions.
Cost of Merchant Solutions

Cost of merchant solutions increased $210.2 million, or 103.1%, for the three months ended December 31, 2020 compared to the same period in 2019. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments. The increase was also due to an increase in costs associated with operating Shopify Fulfillment Network, credit card fees for processing merchant billings, product costs associated with expanding our product offerings, costs associated with 6RS such as employee-related costs, materials and third-party manufacturing costs, cost of POS hardware units and infrastructure and hosting costs. Cost of merchant solutions as a percentage of revenues increased from 40.4% in the three months ended December 31, 2019 to 42.4% in the three months ended December 31, 2020 due to merchant solutions representing a larger percentage of our total revenues, as higher GMV generated on the platform shifted the weighting of revenues, and due to continuing the development of Shopify Fulfillment Network.

Gross Profit

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Gross profit	$504,388	$263,891	91.1%
Percentage of total revenues	51.6%	52.2%

Gross profit increased $240.5 million, or 91.1%, for the three months ended December 31, 2020 compared to the same period in 2019. As a percentage of total revenues, gross profit decreased from 52.2% in the three months ended December 31, 2019 to 51.6% in the three months ended December 31, 2020, principally due to Shopify Payments representing a larger percentage of total revenues and the costs associated with the continued development of Shopify Fulfillment Network. This was partly offset by higher revenues from higher margin products such as referral revenue, Shopify Shipping, and Shopify Capital.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Sales and marketing	$154,728	$132,063	17.2%
Percentage of total revenues	15.8%	26.1%

Sales and marketing expenses increased $22.7 million, or 17.2%, for the three months ended December 31, 2020 compared to the same period in 2019, due to an increase of $14.5 million on marketing programs to support the growth of our business, such as advertisements on search engines, display ads and social media, as well as payments to partners. These increases were slightly offset by lower spend on brand, Shopify Studios, and event sponsorship. Additional increases in overall sales and marketing expenses include an increase of $8.1 million in employee-related costs (which includes a $1.3 million decrease related to stock-based compensation and related payroll taxes) and an increase of $0.2 million related to computer hardware and software. These increases were offset slightly by a $0.1 million decrease in facilities related costs.

Research and Development

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Research and development	$159,077	$102,753	54.8%
Percentage of total revenues	16.3%	20.3%

Research and development expenses increased $56.3 million, or 54.8%, for the three months ended December 31, 2020 compared to the same period in 2019, due to an increase of $50.7 million in employee-related costs ($21.9 million of which related to stock-based compensation and related payroll taxes) and a $3.6 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development programs. In addition, facilities related costs increased $1.4 million, including the impact of accelerating depreciation at certain offices, and professional services fees increased $0.6 million.

General and Administrative

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
General and administrative	$65,395	$50,518	29.4%
Percentage of total revenues	6.7%	10.0%

General and administrative expenses increased $14.9 million, or 29.4%, for the three months ended December 31, 2020 compared to the same period in 2019, due to an increase of $16.5 million in employee-related costs ($7.9 million of which related to stock-based compensation and related payroll taxes), a $3.8 million increase in finance costs, which includes sustainability spend, insurance, sales and use and other value added taxes and the provision for expected credit losses on uncollectible receivables, a $1.7 million increase in professional services for legal and financial services and a $1.4 million increase in computer and software costs. These increases were offset by a $8.1 million decrease relating to an estimated net liability for non-recurring HST payable to the Government of Canada that was recognized in 2019 as well as a $0.4 million decrease in facilities related costs.

Transaction and Loan Losses

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Transaction and loan losses	$12,647	$8,636	46.4%
Percentage of total revenues	1.3%	1.7%

Transaction and loan losses increased $4.0 million, or 46.4%, for the three months ended December 31, 2020 compared to the same period in 2019, due to an increase of $5.1 million in losses related to Shopify Payments, which is correlated to increased GMV processed through Shopify Payments, as well as a relative increase in the provision for losses related to the potential impact from COVID-19. Losses related to Shopify Capital decreased $1.1 million driven largely in part to higher remittances obtained during the holiday season offset slightly by an increase in the provision for expected credit losses related to the potential impact from COVID-19.

Other Income (Expenses)

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Other (expenses) income, net	$(2,788)	$11,539	*
*    Not a meaningful comparison

In the three months ended December 31, 2020 we had other expenses of $2.8 million, compared to other income of $11.5 million in the same period in 2019. The decrease was driven by a reduction in interest income of $9.1 million, primarily as a result of lower interest rates, and a $7.9 million increase in interest expense related to the Notes. These decreases were offset slightly by an unrealized gain on equity and other investments of $2.0 million related to an investment in a private company and a decrease of $0.7 million in foreign exchange losses.

Recovery of Income Taxes

	Three months ended December 31,		2020 vs. 2019
	2020	2019	% Change
	(in thousands, except percentages)
Recovery of income taxes	$14,119	$19,311	*
*    Not a meaningful comparison

In the third quarter of 2019, we formally established our EMEA headquarters in Ireland and our Asia-Pacific headquarters in Singapore. As a result of these actions, we transferred regional relationship and territory rights from our Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the Company's current developed technology within Canada. These transfers reflect the growing proportion of our business occurring internationally and resulted in a one-time capital gain.

As a result of the application of our effective tax rate on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, unrealized gains on equity and other investments, and considering our ability to carry-back losses to prior years in Canada along with the recognition of deferred tax assets in the United States, Ireland and Singapore, we had a recovery of income taxes of $14.1 million in the three months ended December 31, 2020, compared to a recovery of income taxes of $19.3 million in the same period in 2019.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2020. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
	(in thousands, except per share data)
Revenues:
Subscription solutions	$279,440	$245,274	$196,434	$187,609	$183,166	$165,577	$153,047	$140,451
Merchant solutions	698,304	522,131	517,907	282,392	321,994	224,975	208,932	180,031
	977,744	767,405	714,341	470,001	505,160	390,552	361,979	320,482
Cost of revenues:(1)(2)
Subscription solutions	59,250	52,170	44,400	37,712	37,369	33,263	29,538	27,985
Merchant solutions	414,106	310,087	294,907	175,339	203,900	140,593	127,676	112,206
	473,356	362,257	339,307	213,051	241,269	173,856	157,214	140,191
Gross profit	504,388	405,148	375,034	256,950	263,891	216,696	204,765	180,291
Operating expenses:
Sales and marketing(1)(2)	154,728	147,608	144,850	154,862	132,063	116,546	119,210	105,022
Research and development(1)(2)	159,077	143,427	133,227	116,396	102,753	90,387	85,520	76,355
General and administrative(1)	65,395	51,799	83,307	44,842	50,518	38,022	34,922	30,303
Transaction and loan losses	12,647	11,753	13,366	14,083	8,636	7,399	4,733	4,401
Total operating expenses	391,847	354,587	374,750	330,183	293,970	252,354	244,385	216,081
Income (loss) from operations	112,541	50,561	284	(73,233)	(30,079)	(35,658)	(39,620)	(35,790)
Other (expenses) income, net	(2,788)	135,806	4,084	13,109	11,539	11,212	10,942	11,639
Income (loss) before income taxes	109,753	186,367	4,368	(60,124)	(18,540)	(24,446)	(28,678)	(24,151)
Recovery of (provision for) income taxes	14,119	4,701	31,630	28,695	19,311	(48,338)	—	—
Net income (loss)	$123,872	$191,068	$35,998	$(31,429)	$771	$(72,784)	$(28,678)	$(24,151)
Net income (loss) per share attributable to shareholders:
Basic	$1.01	$1.59	$0.30	$(0.27)	$0.01	$(0.64)	$(0.26)	$(0.22)
Diluted	$0.99	$1.54	$0.29	$(0.27)	$0.01	$(0.64)	$(0.26)	$(0.22)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
	(in thousands)
Cost of revenues	$1,705	$2,914	$1,529	$1,324	$1,209	$1,041	$1,026	$814
Sales and marketing	10,044	11,481	12,431	12,434	11,319	9,692	9,511	7,645
Research and development	54,262	47,741	49,825	36,421	32,361	25,913	26,448	19,923
General and administrative	16,480	13,266	12,682	9,767	8,533	7,853	7,444	6,031
	$82,491	$75,402	$76,467	$59,946	$53,422	$44,499	$44,429	$34,413

 (2) Includes amortization of acquired intangibles as follows:

	Three months ended
	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
	(in thousands)
Cost of revenues	$4,532	$4,531	$4,856	$5,569	$4,820	$1,649	$1,530	$1,625
Sales and marketing	384	388	388	388	283	—	—	—
Research and development	59	58	58	58	58	58	58	58
	$4,975	$4,977	$5,302	$6,015	$5,161	$1,707	$1,588	$1,683

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2020.

	Three months ended
	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Revenues:
Subscription solutions	28.6%	32.0%	27.5%	39.9%	36.3%	42.4%	42.3%	43.8%
Merchant solutions	71.4%	68.0%	72.5%	60.1%	63.7%	57.6%	57.7%	56.2%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	6.1%	6.8%	6.2%	8.0%	7.4%	8.5%	8.2%	8.7%
Merchant solutions	42.4%	40.4%	41.3%	37.3%	40.4%	36.0%	35.3%	35.0%
	48.4%	47.2%	47.5%	45.3%	47.8%	44.5%	43.5%	43.7%
Gross profit	51.6%	52.8%	52.5%	54.7%	52.2%	55.5%	56.6%	56.3%
Operating expenses:
Sales and marketing	15.8%	19.2%	20.3%	32.9%	26.1%	29.8%	32.9%	32.8%
Research and development	16.3%	18.7%	18.7%	24.8%	20.3%	23.1%	23.6%	23.8%
General and administrative	6.7%	6.7%	11.7%	9.5%	10.0%	9.7%	9.7%	9.4%
Transaction and loan losses	1.3%	1.5%	1.9%	3.0%	1.7%	1.9%	1.3%	1.4%
Total operating expenses	40.1%	46.2%	52.5%	70.2%	58.1%	64.5%	67.5%	67.4%
Income (loss) from operations	11.5%	6.6%	0.0%	(15.6)%	(5.9)%	(9.1)%	(10.9)%	(11.2)%
Other (expenses) income, net	(0.3)%	17.7%	0.6%	2.8%	2.3%	2.9%	3.0%	3.6%
Income (loss) before income taxes	11.2%	24.3%	0.6%	(12.8)%	(3.6)%	(6.3)%	(7.9)%	(7.5)%
Recovery of (provision for) income taxes	1.4%	0.6%	4.4%	6.1%	3.8%	(12.4)%	0.0%	0.0%
Net income (loss)	12.7%	24.9%	5.0%	(6.7)%	0.2%	(18.6)%	(7.9)%	(7.5)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the fourth-quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. Due to the ongoing effect of the COVID-19 pandemic which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid growth in merchant solutions revenue in our most recent quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth-quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. However, due to the ongoing effect of the COVID-19 pandemic which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid increase in merchant solutions revenue in our most recent quarters that do not replicate historical patterns. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher-margin subscription solutions revenue and lower-margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business, additional operating expenses associated with the acquisition of 6RS as well as additional marketing initiatives to attract potential merchants.

Quarterly Other Income (Expenses) Trends

Historically, there have been no consistent trends associated with other income (expenses) as changes are impacted by foreign exchange rates, interest rates, and observable changes or impairments associated with our equity investments in private companies. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Key Balance Sheet Information

	December 31, 2020	December 31, 2019
	(in thousands)
Cash, cash equivalents and marketable securities	$6,387,967	$2,455,194
Total assets	7,762,905	3,489,479
Total liabilities	1,362,182	473,745
Total non-current liabilities	923,850	157,363

Total assets increased $4,273.4 million as at December 31, 2020 compared to December 31, 2019, principally due to a $3,932.8 million increase in cash, cash equivalents and marketable securities driven largely by our May 2020 and September 2020 public equity offerings, and our issuance of the Notes, a $171.0 million increase in equity and other investments due mainly to our investment in Affirm received in conjunction with our strategic partnership, a $94.6 million increase in merchant cash advances, loans and related receivables largely due to an expansion of our Capital offerings and programs, a $56.1 million increase in income taxes receivable, a $33.2 million increase in deferred tax assets, a $30.2 million increase in trade and other receivables, and a $21.9 million increase in other current assets. These increases were partially offset by: a $31.6 million decrease in intangibles assets due to amortization in the period; and $19.3 million and $15.4 million decreases in property and equipment and right-of-use assets, respectively, largely related to the impairment of leaseholds and right-of-use assets at certain offices spaces we have ceased using, for which the leases have been or will be terminated or sublet. Total liabilities increased by $888.4 million, principally as a result of the issuance of the Notes in the period of $758.0 million, a $119.6 million increase in accounts payable and accrued liabilities, which was largely due to an increase in shipping fees and payroll liabilities, a $66.2 million increase in deferred revenue mainly due to the growth in sales of our subscription solutions and our new strategic partnership with Affirm, and a $3.2 million increase in lease liabilities. These increases were offset by a reduction in income taxes payable of $49.8 million, and a decrease of $8.8 million in deferred tax liabilities.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities as well as the sale of the Notes, raising approximately $6.2 billion, net of issuance costs, from investors.

In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117.6 million after deducting offering fees and expenses of $20.9 million.

In September 2020, the Company also issued $920.0 million aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $908.0 million after deducting underwriting discounts and offering costs. The Notes have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The Notes bear cash interest at 0.125% per year and, if we undergo a "fundamental change" (which includes a change of control of more than 50% of our common equity or our liquidation or dissolution) prior to the maturity date of the Notes, we will, subject to limited exceptions, be required to purchase for cash all outstanding Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date.

In July 2020, due to the expiry of our previous short-term base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. This shelf prospectus and registration statement allows Shopify to offer up to $7.5 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.

In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460.9 million after deducting offering fees and expenses of $28.3 million.

In September 2019, the Company completed a public offering, in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688.0 million after deducting offering fees and expenses of $5.7 million, net of tax of $1.5 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2020 was $6,547.2 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months, including any potential negative impacts to cash that may occur as a result of the potential impact from COVID-19. Our future financing requirements will depend on many factors including our growth rate (including the effect of COVID-19 on our growth rate), subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, the macroeconomic conditions and overall levels of consumer spending on goods, and potential mergers and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $3,932.8 million to $6,388.0 million as at December 31, 2020 from $2,455.2 million as at December 31, 2019, primarily as a result of proceeds from the public equity offerings in May 2020 and September 2020, proceeds from the issuance of the Notes in September 2020, cash provided by our operating activities, and proceeds from the exercise of stock options.
Cash equivalents and marketable securities include money market funds, repurchase agreements, term deposits, U.S. and Canadian federal bonds, corporate bonds and commercial paper, all maturing within the 12 months from December 31, 2020.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2020 and 2019 as well as our operating, investing and financing activities for the years ended December 31, 2020 and 2019:

	Years ended December 31,
	2020	2019
	(in thousands)
Cash, cash equivalents and marketable securities (end of year)	$6,387,967	$2,455,194
Net cash provided by (used in):
Operating activities	$424,958	$70,615
Investing activities	(1,931,848)	(569,475)
Financing activities	3,557,350	736,351
Effect of foreign exchange on cash and cash equivalents	3,221	1,742
Net increase in cash and cash equivalents	2,053,681	239,233
Change in marketable securities	1,879,092	246,291
Net increase in cash, cash equivalents and marketable securities	$3,932,773	$485,524

Cash Flows From Operating Activities

Our largest source of operating cash is from merchant solutions. Within merchant solutions, the largest source of cash flows are Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. We also generate significant cash flows from our subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. Our primary uses of cash from operating activities are for third-party payment processing fees, advancing funds to merchants through Shopify Capital, employee-related expenditures, marketing programs, third-party shipping and fulfillment partners, third-party application and theme partners, outsourced hosting costs, and leased facilities.

For the year ended December 31, 2020, cash provided by operating activities was $425.0 million. This was primarily as a result of our net income of $319.5 million, which once adjusted for $246.9 million of stock-based compensation expense, an unrealized gain on equity and other investments of $135.2 million, $70.1 million of amortization and depreciation, a $42.0 million increase in net deferred income taxes, $31.6 million of impairment of right-of-use assets and leasehold improvements, a $27.3 million increase of our provision for transaction and loan losses, a $8.8 million increase of amortization of debt discount and offering costs related to the Notes offering, and an unrealized foreign exchange gain of $1.7 million, contributed $525.3 million of positive cash flows. Additional cash flows of $183.5 million were provided by the following changes in operating liabilities: a $118.6 million increase in accounts payable and accrued liabilities due mainly to trade accounts payable, accrued liabilities and payroll liabilities; a

$66.2 million increase in deferred revenue due to the growth in sales of our subscription solutions and a new strategic partnership; offset slightly by a $1.2 million decrease in net lease assets and liabilities. Cash used of $283.9 million resulted from the following increases in operating assets: $112.7 million in merchant cash advances and loans as we continued to grow Shopify Capital; $105.9 million net change in income tax assets and liabilities, largely driven by an increase in corporate taxes receivable of $56.1 million mainly from the Government of Canada, and a $49.8 million decrease in corporate taxes payable relating to a payment made to the Government of Canada; $29.1 million in trade and other receivables; $24.7 million in non cash consideration received in the form of equity and other investments in conjunction with our strategic partnership with Affirm, and $11.4 million in other current assets driven primarily by an increase in capitalized contract costs.

For the year ended December 31, 2019, cash provided by operating activities was $70.6 million. This was primarily as a result of our net loss of $124.8 million, which once adjusted for $158.5 million of stock-based compensation expense, $35.7 million of amortization and depreciation, a $37.9 million increase in deferred income taxes, a $17.9 million increase of our provision for transaction and loan losses, and an unrealized foreign exchange loss of $3.2 million, contributed $52.5 million of positive cash flows. Additional cash of $160.9 million resulted from the following increases in operating liabilities: $82.5 million in accounts payable and accrued liabilities; $64.6 million in income tax assets and liabilities; $12.3 million in deferred revenue; and $1.5 million in net lease liabilities. These were offset by $142.8 million of cash used resulting from the following increases in operating assets: $74.2 million in merchant cash advances and loans; $56.2 million in trade and other receivables; and $12.4 million in other current assets.

Cash Flows From Investing Activities

Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, equity and other investments, business acquisitions, purchases of leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, and purchases of computer equipment.
Net cash used by investing activities in the year ended December 31, 2020 was $1,931.8 million, which was driven by net purchases of $1,878.8 million in marketable securities, $41.7 million used to purchase property and equipment, which consisted of expenditures on leasehold improvements made prior to our decision to shift to being a digital-by-default company as well as on additional leasehold improvements to accommodate our future needs at our remaining office locations, $11.1 million used to enter into equity and other investments, and $0.3 million used for purchasing and developing software to add functionality to our platform and support our expanding merchant base.

Net cash used in investing activities in the year ended December 31, 2019 was $569.5 million, which was driven by $265.5 million used to make business acquisitions, net purchases of $241.6 million in marketable securities, $56.8 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, and $5.6 million used for purchasing and developing software.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, public offerings, the issuance of the Notes, and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2020 was $3,557.4 million driven by $1,460.9 million raised in our May 2020 public equity offering, $1,117.6 million raised in our September 2020 public equity offering, $908.0 million in proceeds from the issuance of the Notes in September 2020, and $70.8 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $736.4 million for the same period in 2019, driven mainly by the $688.0 million raised in our September 2019 public equity offering and $48.3 million which related to stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of our Notes and obligations under our operating leases for office space. The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Convertible senior notes(1)	$1,287	$2,300	$922,300	$—	$925,887
Bank indebtedness	—	—	—	—	—
Operating lease and unconditional purchase obligations(2)	100,951	232,215	107,492	368,014	808,672
Total contractual obligations	$102,238	$234,515	$1,029,792	$368,014	$1,734,559

(1) $920,000 of the payments due in three to five years may be settled in Class A subordinate voting shares instead of cash, at our option.
(2) Consists of payment obligations under our office leases as well as other unconditional purchase obligations.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed above under "Contractual Obligations and Contingencies").

Risks and Uncertainties

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. We are also exposed to other uncertainties as the COVID-19 pandemic continues to evolve. For further discussion of these risks and uncertainties see "Risk Factors" in our annual information form.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and income (loss) from operations using the comparative period's monthly average exchange rates:

	Years ended December 31,
	2020			2019
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Effective Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$2,929,491	$1,203	$2,930,694	$1,578,173
Cost of revenues	(1,387,971)	(1,868)	(1,389,839)	(712,530)
Operating expenses	(1,451,367)	(7,836)	(1,459,203)	(1,006,790)
Income (loss) from operations	$90,153	$(8,501)	$81,652	$(141,147)
(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted if the comparative period's effective CAD-USD foreign exchange rates are applied to the current reporting period.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $6,388.0 million as of December 31, 2020. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

In September 2020, we issued $920.0 million aggregate principal amount of Notes. The Notes have a fixed annual interest rate of 0.125%; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the Notes will generally fluctuate as the price of our Class A subordinate voting shares fluctuates. On our balance sheet, we carry the Notes at face value less unamortized discount and debt offering costs, and we present the fair value for required disclosure purposes only.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party that insures a portion of the merchant cash advances and loans offered by Shopify Capital. The receivable related to insurance recoveries is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from COVID-19 on the Company's credit risk have been considered and have resulted in adjustments to the Company's allowances for expected credit losses on contract balances and merchant cash advances and loans, as discussed in notes 7 and 8 of our audited consolidated financial statements for the year ended December 31, 2020, respectively. The Company continues its assessment given the fluidity of COVID-19's global impact.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2020 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2020.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2020. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2020.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2020, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as significant accounting policies and estimates, which we discuss below and in further detail in Note 3 - Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2020.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our hosting platform at any time and are therefore accounted for as service contracts. Our subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

We recognize revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a merchant;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and
•Recognize revenue when, or as, the Company satisfies a performance obligation.

We follow the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether we are the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, we determine whether we have promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. We recognize revenue from Shopify Shipping, the sales of apps and Shop Pay Installments on a net basis as we are not primarily responsible for the fulfillment, do not have control of the promised service, and do not have full discretion in establishing prices and therefore are the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as we have determined we are the principal in the arrangement.

Provision for Credit Losses Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the balance sheet date, net of an allowance for expected credit losses. The Company estimates the provision based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, supportable forecasted information and other factors, including the potential impact of the novel coronavirus ("COVID-19"), that may affect the merchants' ability to make future payments on the receivables. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive income (loss). Recoveries are reflected as a reduction in the allowance for credit losses related to merchant cash advances and loans when the recovery occurs.

Provision for Transaction Losses Related to Shopify Payments and Shop Pay Installments

Shopify Payments and Shop Pay Installments losses arise when refunded merchant transactions cannot be recovered. The Company estimates the provision based on an assessment of various factors, including historical trends, gross merchandise volume facilitated using Shopify Payments and Shop Pay Installments, supportable forecasted information and other factors, including the potential impact of COVID-19, that may increase the volume of refunded transactions. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive income (loss).

Convertible Senior Notes

The Company accounts for the Notes as separate liability and equity components. The Company determined the carrying amount of the liability component as the fair value of a similar debt instrument that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was calculated by deducting the fair value of the liability component from the principal amount of the Notes. This difference represents a debt discount that is amortized to interest expense over the term of the Notes using the effective interest rate method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

The offering costs incurred related to the issuance of the Notes were allocated to the liability and equity components based on their relative initial carrying values. Offering costs attributable to the liability component are being amortized to interest expense over the respective terms of the Notes, and offering costs attributable to the equity component are netted against the equity component of the Notes in shareholders' equity.

Accounting Pronouncements Adopted in the Year

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to-maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for, and available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company adopted the standard effective January 1, 2020 using a modified retrospective approach. Upon adoption, the Company changed its approach to estimating its expected credit losses, which did not have a material impact on any of its existing allowances at that time.

Recent Accounting Pronouncements Not Yet Adopted

In August 2020, the Financial Accounting Standards Board issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which eliminates certain models associated with accounting for convertible instruments, makes targeted improvements to the disclosures for convertible instruments and earnings per share guidance, and amends the guidance for the derivative scope exception for contracts in an entity's own equity. The updates are effective for annual periods beginning after December 15, 2021 including interim periods within those periods. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those periods. The Company will early adopt this ASU effective January 1, 2021. The Company is currently in the process of finalizing its assessment of the impact of this ASU. Upon adoption, the Company will no longer separately account for the liability and equity components of its Notes, which exist under current accounting guidance. As a result of the adoption, non-cash interest expense related to its currently outstanding Notes will be eliminated.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of February 11, 2021 there were 111,055,417 Class A subordinate voting shares issued and outstanding, and 11,600,866 Class B multiple voting shares issued and outstanding.

As of February 11, 2021 there were 964,019 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 959,019 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 11, 2021 there were 1,379,214 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 821,928 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of February 11, 2021 there were 54,406 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6RS on October 17, 2019. Of these options, 18,014 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.

As of February 11, 2021 there were 1,064,725 RSUs and 883 DSUs outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.